Mailstop 3561
                                                                  September 28,
2018

    Tilman J. Fertitta
    Chief Executive Officer
    Landcadia Holdings, Inc.
    1510 WestLoop South
    Houston, Texas 77027

            Re:    Landcadia Holdings, Inc.
                   Preliminary Proxy Statement on Schedule 14A
                   Filed August 31, 2018
                   File No. 001-37788

    Dear Mr. Fertitta:

           We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

            Please respond to this letter by amending your filing and providing the requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response to these comments, we may have additional comments.

    General

        1. Please tell us which exemption you are relying upon to issue the stock consideration portion of the merger consideration. In this regard, we note your disclosure on page 119 regarding meetings held with Waitr shareholders and potential investors.

        2. We note that Jefferies is entitled to deferred underwriting commissions upon consummation of your initial business combination for services rendered in connection with your IPO and we note from your IPO registration statement on Form S-1 filed April
           28, 2016, that Jefferies agreed to waive their rights to their deferred underwriting commission held in the trust account in the event you did not complete your initial business combination within 24 months of the closing of your IPO. Please disclose these facts, where appropriate, throughout your proxy statement. Additionally, please include a risk factor discussing the potential conflict of interest stemming from Jefferies' interest in the consummation of the merger transaction and their role as the board's financial advisor in connection with the potential acquisition of Waitr or tell us why you do not believe such disclosure is required.
 Tilman J. Fertitta
Landcadia Holdings, Inc.
September 28, 2018
Page 2

Letter to Shareholders

    3. We note your disclosure in the first letter to shareholders that a stockholder's failure to vote "will have no effect on the outcome of any vote on the proposals." However, it appears that a stockholder's failure to vote will have the effect of voting against the
       Charter Proposals. Please revise.

Risk Factors, page 42

    4. Please add a risk factor regarding the fact that the board did not obtain a fairness opinion in connection with the proposed business combination, or tell us why you do not believe such disclosure is required.

Our sponsors will have significant influence . . . ., page 73

    5. Please discuss in this risk factor or in a separate risk factor the fact that only holders of your Class F common stock are entitled to elect or remove directors prior to the consummation of the business combination and will be entitled to elect each of the seven directors that will serve upon consummation of the business combination.

Unaudited Pro Forma Condensed Combined Financial Information, page 80

    6. We note your disclosure that the business combination will be accounted for as a reverse recapitalization treated as the equivalent of Waitr issuing stock for the net assets of the
       Company with no goodwill or other intangible assets recognized. Please provide us with the following information to assist us in understanding how you concluded this transaction should be accounted for as a reverse recapitalization:

           Tell us how you considered the effect of the cash to be paid to the Waitr stockholders as a part of the merger consideration in your analysis, particularly under the minimum redemption scenario where it appears that Landcadia's current stockholders would hold the greater voting interest in the post-combination company. As part of your response, tell us in more detail what types of decisions, if any, the Landcadia stockholder group will have control over through its majority of voting rights under the minimum redemption scenario.

           Tell us the basis for your disclosure that Waitr will have control of the Chairmanship of the post-combination company's board of directors along with the ability to appoint five of the seven board members. As part of your response, please reconcile this disclosure to Proposal No. 7 which appears to require the approval of
           Landcadia's current Class F shareholders for all seven members of the post-
           combination company's board of directors. To assist us in understanding how the board of directors will be selected, please describe to us the process for selecting the initial group of directors if Landcadia's current Class F shareholders do not approve
 Tilman J. Fertitta
Landcadia Holdings, Inc.
September 28, 2018
Page 3

           the slate of directors contained in Proposal No. 7, and separately explain to us how board members will be nominated and elected in subsequent years and the role of the former Landcadia stockholders in that process.

           If the intent of the terms of the business combination is to give control over the post-
           combination company to the current shareholders of Waitr, making Waitr the accounting acquirer, please tell us the business reasons why the transaction is not structured to give Waitr's shareholders the majority of voting rights in the combined entity under all redemption scenarios.

    7. We note your disclosure in Note 3 in adjustment (G) to the pro forma balance sheet you have reflected the conversion of the $8.5 million of Waitr convertible notes payable as an equity transaction. Please tell us in more detail why equity settlement of these notes does not result in any additional shares issued to Waitr in the business combination. We note your calculation of pro forma common shares outstanding on page 83, and this conversion does not appear to have influenced the number of pro forma common shares outstanding.

    8. We note your disclosure in Note 3 in adjustment (G) to the pro forma balance sheet that the holders of the Waitr convertible notes may choose cash settlement rather than equity settlement. To allow your investors to better understand the range of possible outcomes of settling these convertible notes, please revise your description of adjustment (G) to quantify the estimated cash settlement amount and to explain how this would impact other pro forma adjustments, such as adjustment (I) and the calculation of pro forma EPS under the maximum redemption scenario, to allow you to maintain a cash balance of $75 million under the maximum redemption scenario.

    9. In Note 4 on page 90 you disclose that the private placement warrants were excluded from the computation of diluted pro forma EPS because including these warrants would be antidilutive. Please tell us why you believe your current disclosure is meaningful, including why you highlighted these specific antidilutive securities in your disclosure but did not mention other antidilutive securities such as the public warrants sold in your IPO.

Comparative Per Share Information, page 91

    10. We are unable to calculate the amounts presented for your historical and pro forma combined net tangible book value per share. Please revise or provide us with your computations. Please also revise the caption for book value per share to eliminate "basic and diluted" from the description as book value per share is computed based on historical or pro forma shares outstanding at the balance sheet date.
 Tilman J. Fertitta
Landcadia Holdings, Inc.
September 28, 2018
Page 4

Background of the Business Combination, page 115

    11. Please briefly disclose the general criteria, if any, that management considered in evaluating prospective candidates for a business combination.

    12. Please briefly disclose why you determined not to pursue the acquisition of the operating casino business in May 2017 and why you determined in March 2018 that the potential transaction with the restaurant company affiliated with your sponsors was not feasible.

    13. Please clarify whether Mr. Phalen was acting on behalf of Waitr or by virtue of another relationship or affiliation with your company or management when he e-mailed Mr. Liem on April 10, 2018.

    14. Please provide more detail regarding the substance of the "subsequent discussions" that occurred at the April 18, 2018 meeting following the presentation and valuation discussions. Please also briefly disclose why the initial offer was rejected by Waitr, and briefly describe the terms of the transaction discussed between Mr. Scheinthal and Mr.
        Meaux. In doing so, expand the disclosure to include a more detailed description of the negotiations surrounding the material terms of the merger agreement. For example, please specify which of the parties recommended the initial consideration, explain how that amount was determined, and describe how the consideration changed over the course of the negotiations until the parties arrived at the final consideration amount. Please provide similar disclosure with respect to the form and mix of consideration.

    15. Please tell us more about the discussions Messrs. Meaux, Pringle, and Scheinthal had with potential investors in May 2018, including whether any capital was raised as a result of these meetings and the intended purpose of such meetings.

Our Board's Reasons for the Approval of the Business Combination, page 119

    16. We note your disclosure that Jefferies made a "financial valuation presentation" to your
        Board prior to the Board's vote to adopt the merger agreement. Please provide the information required by Item 1015(b) of Regulation M-A, or provide us with a detailed analysis as to why such information is not required. Refer to Item 14(b)(6) of Schedule
        14A.

    17. Please revise to elaborate upon how the Board concluded that the proposed business combination "represents the best potential business combination for the Company based upon the process utilized to evaluate and assess other potential acquisition targets."
 Tilman J. Fertitta
Landcadia Holdings, Inc.
September 28, 2018
Page 5

Certain Company Projected Financial Information, page 121

    18. We note your disclosure on pages 121 and 122 cautioning security holders against relying upon the projections provided. Please revise this disclosure, as security holders are entitled to rely upon your disclosures.

    19. Please briefly disclose the material assumptions underlying the projections presented in this section and tell us whether Waitr management provided you with any projections pertaining to projected costs.

Proposal No. 6--Charter Proposal D, page 139

    20. Please revise throughout your proxy statement to disclose the changes proposed in
        Charter Proposal D that you disclose in this section. In this regard, we note, for example, that your summary on page 30 does not discuss the proposed adoption of a forum selection by-law provision or the amendments relating to indemnification and advancement of expenses to directors and officers.

    21. Please revise your risk factors section to discuss the risks related to the adoption of a forum selection by-law provision that provides the Court of Chancery of the State of
        Delaware and the United States District Court for the District of Delaware as the sole and exclusive forums for stockholder actions.

Conflicts of Interest, page 156

    22. We note the chart summarizing the entities to which your executive officers and directors currently have fiduciary duties or contractual obligations. Please revise the chart to indicate whether the relationship that each individual has to each entity is fiduciary or contractual and the priority and preference such entities have relative to your Company with respect to the performance of obligations and the presentation of business opportunities.

The Company's Management's Discussion and Analysis of Financial Condition and Results of
Operations

Results of Operations, page 162

    23. Please revise your disclosure to provide an explanation of the reasons for the significant increase in General and administrative expenses during the three and six months ended
        June 30, 2018 compared to the comparable prior year interim periods. Please also provide a discussion of your results of operations for the year ended December 31, 2017 compared to the year ended December 31, 2016 and for that year compared to the year ended December 31, 2015.
 Tilman J. Fertitta
Landcadia Holdings, Inc.
September 28, 2018
Page 6

Information About Waitr

Waitr Business Overview, page 164

    24. Please disclose the basis for your statement that Waitr is a "leading online ordering and delivery platform" or state that it is management's belief, if true. Please similarly disclose the basis for your statement that "Waitr has established a leading position, in terms of number of restaurants, in nearly all of the markets in which Waitr operates."

    25. Please disclose the portion of Waitr drivers that are independent contractors and the portion that are direct employees of Waitr. In this regard, we note your statement that
        Waitr has over 6,100 delivery drivers and your statement on page 174 that nearly all of
        Waitr's drivers are Waitr employees. We further note your risk factor on page 60 discussing Waitr's reliance on independent contractor drivers to perform the services for which Waitr contracts with its Restaurant Partners.

Why Drivers Love Waitr, page 168

    26. Please clarify whether this disclosure applies to both independent contractor drivers and drivers directly employed by Waitr.

Key Business Metrics, page 177

    27. Please disclose the portion of Gross Food Sales that is attributable to gratuities and delivery fees. In this regard, we note your disclosure on page 174 that Waitr drivers keep
        100% of their gratuities and that you charge Restaurant Partners based upon an order value that excludes gratuities and delivery fees.

Waitr Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 182

    28. We note your disclosure that revenue increased by $11,336,000 in the three months ended June 30, 2018 and that such increase is "due primarily to increased transaction volume and changes in fee structure." Please revise your disclosure to quantify the increase in revenue attributable to the increase in transaction volume and that attributable to the changes in fee structure, to the extent practicable. Please refer to Item 303 of
        Regulation S-K.

Critical Accounting Policies, page 190

    29. Please refer to your critical accounting policy for goodwill beginning on page 192. It is unclear from your current disclosure whether you have more than one reporting unit. It is also unclear from your current disclosure how you concluded no impairment was
 Tilman J. Fertitta
Landcadia Holdings, Inc.
September 28, 2018
Page 7

       necessary for the goodwill resulting from your acquisition of Requested upon ceasing the operations of Requested. Please explain these matters to us in more detail and revise your critical accounting policy to better explain these matters to your investors.

Financial Statements of Landcadia Holdings, Inc. for the Year Ended December 31, 2017

Notes to Financial Statements

2. Summary of Significant Accounting Policies, page F-21

    30. We note your disclosure of subsequent events on page F-23. Please tell us whether you met the June 29, 2018 deadline to regain compliance with NASDAQ's listing rules. Also tell us where you have disclosed an update on this matter in your filing.

Financial Statements of Waitr Incorporated for the Year Ended December 31, 2017

Notes to the Consolidated Financial Statements

9. Convertible Notes, Net, page F-68

    31. We note from your disclosures on page F-71 that on December 15, 2017 you amended the Series 2017 Notes which were originally issued between August 24, 2017 and
        December 14, 2017 to add a substantive conversion feature which resulted in an extinguishment of the original 2017 Notes and you recorded a loss on debt extinguishment of $10,537,000. Please explain to us how the terms of the original 2017
        Notes and the amended 2017 Notes differed and provide us with a reasonably detailed analysis of how and why you determined extinguishment accounting was appropriate, including how you determined the fair values of these instruments. Refer to ASC 470-
        50-40.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Tilman J. Fertitta
Landcadia Holdings, Inc.
September 28, 2018
Page 8

       You may contact Sondra Snyder, Staff Accountant, at (202)551-3332 or Jennifer
Thompson, Accounting Branch Chief, at (202)551-3737 if you have questions regarding comments on the financial statements and related matters. Please contact Danilo Castelli, Staff
Attorney, at (202)551-6521, Lisa Kohl, Legal Branch Chief, at (202)551-3252, or me at
(202)551-3720 with any other questions.


                                                           Sincerely,

                                                           /s/ Lisa M. Kohl for

                                                           Mara L. Ransom
                                                           Assistant Director
                                                           Office of Consumer
Products
cc:    Steve Schenithal; Elliot Smith